MACQUARIE ETF TRUST

DISTRIBUTION PLAN
(12b-1 Plan)

         The following Distribution Plan (the "Plan") has been adopted pursuant to Rule l2b-l under the Investment Company Act of 1940, as amended (the "Act"), by Macquarie ETF Trust (the "Trust"), separately for each series of the Trust identified on Schedule I as may be amended from time to time (the "Series"), which Trust and Series may do business under these or such other names as the Board of Trustees of the Trust (the “Board”) may designate from time to time. The Plan has been approved by a majority of the Trust’s Board, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto ("non-interested Trustees"), cast in person at a meeting called for the purpose of voting on such Plan. In approving the Plan, the Board determined that adoption of the Plan would be prudent and in the best interests of each Series and its shareholders.  Such approval by the Trustees included a determination that, in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Series and its shareholders.

         The Trust is a statutory trust organized under the laws of the State of Delaware, is authorized to issue different series and classes of securities and is an open-end management investment company registered under the Act. Foreside Financial Services, LLC (the "Distributor") is the principal underwriter and national distributor for the Series' shares pursuant to the Distribution Agreement between the Distributor and the Trust on behalf of each Series ("Distribution Agreement").

         The Plan provides that:

         l.     The Trust shall pay to the Distributor, out of the assets of a particular Series, a monthly fee not to exceed the fee rate set forth on Schedule I for such Series as may be determined by the Trust's Board from time to time. Such monthly fee shall be reduced by the aggregate sums paid by the Trust on behalf of the Series to persons other than broker-dealers (the "Service Providers") who may, pursuant to servicing agreements, provide to the Series services in the Series’ marketing of shares of the Series.

         2.     (a) The Distributor shall use the monies paid to it pursuant to paragraph l above to furnish, or cause or encourage others to furnish, services and incentives in connection with the promotion, offering and sale of the relevant Series shares and, where suitable and appropriate, the retention of such Series shares by shareholders.

 (b) The Service Providers shall use the monies paid respectively to them to reimburse themselves for the actual costs they have incurred in confirming that their customers have received the Prospectus and Statement of Additional Information, if applicable, and as a fee for (l) assisting such customers in maintaining proper records with the Trust, (2) answering questions relating to their respective accounts, and (3) aiding in maintaining the investment of their respective customers in the Series.

         3.     The Distributor shall report to the Trust at least monthly on the amount and the use of the monies paid to it under the Plan. The Service Providers shall inform the Trust monthly and in writing of the amounts each claims under the Plan; both the Distributor and the Service Providers shall furnish the Board with such other information as the Board may reasonably request in connection with the payments made under the Plan and the use thereof by the Distributor and the Service Providers, respectively, in order to enable the Board to make an informed determination of the amount of the Trust’s payments with respect to each Series and whether the Plan should be continued with respect to each Series.

         4.     The officers of the Trust shall furnish to the Board of the Trust, for their review, on a quarterly basis, a written report of the amounts expended under the Plan and the purposes for which such expenditures were made.

         5.     This Plan shall not take effect until it, together with any related agreements, has been approved in accordance with Rule 12b-1 under the 1940 Act as follows: prior to the issuance of shares to shareholders, by votes of a majority of both (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.  After approval as set forth in this paragraph, this Plan shall take effect with respect to a Series as of the effective date set forth on Schedule I (the "Commencement Date"); thereafter, the Plan shall continue in effect with respect to the particular Series for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Board of the Trust, and of the non-interested Trustees, cast in person at a meeting called for the purpose of voting on such Plan.

         6.     (a) The Plan may be terminated as to any particular Series at any time, without payment of any penalty, by vote of a majority of the non-interested Trustees or by vote of a majority of the outstanding voting securities of such Series.

(b) The Plan may not be amended as to any particular Series to increase materially the amount to be spent by such Series for distribution pursuant to paragraph l hereof without approval by a majority vote of shareholders of such Series.

         7.     All material amendments to this Plan shall be approved by the non-interested Trustees in the manner described in paragraph 5 above.

         8.     So long as the Plan is in effect, the selection and nomination of the Trust's non-interested Trustees shall be committed to the discretion of such non-interested Trustees.

         9.     The definitions contained in Sections 2(a)(19) and 2(a)(42) of the Act shall govern the meaning of "interested person(s)" and "vote of a majority of the outstanding voting securities," respectively, for the purposes of this Plan.

10.  The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

Adopted: October 3, 2023

Schedule I

Macquarie Global Listed Infrastructure ETF	0.25%
Macquarie Energy Transition ETF	0.25%
Macquarie Tax-Free USA Short Term ETF	0.25%